UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2009

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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Bradesco	Publicly-held Company Corporate Taxpayer’s ID (CNPJ) #60.746.948/0001 -12

Material Fact

Banco Bradesco S.A. informs the Market, its shareholders and clients that, according to the shareholders’ resolutions adopted in the Special Stockholders’ Meeting, held on March 10, 2009, including the proposal of submitting to reverse split the common and preferred shares at the ratio of 50 (fifty) to 1 (one), with the simultaneous stock split of each share submitted to reverse split at the ratio of 1 (one) to 50 (fifty), pursuant to the respective types, it was established:

• the term of 61 (sixty one) days, starting on April 8, 2009 and expiring on June 8, 2009, so that the shareholders, at their free and exclusive discretion, can adjust their stockholding position, by type, in multiple lots of 50 (fifty) shares, upon trading at BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange, through the Brokerage Firm of their free choice.

The Company and the Controlling Shareholders, exclusively for this operation, will provide to shareholders:

The Company

a) to exempt the shareholders who wish to complement the multiple of 50 shares, immediately higher, by type, from the brokerage fee and other fees, exclusively for purchases carried out by means of Bradesco S.A. Corretora de Títulos e Valores Mobiliários and Ágora Corretora de Títulos e Valores Mobiliários S.A., Bradesco Organization’s companies; and
b) to open a specific credit line, from April 8, 2009 to June 8, 2009, inclusive, for the adjustment of positions.

Controlling Shareholders

c) to sell at market prices, the number of shares needed to the rounding of their share positions to a multiple of 50 shares, immediately higher, by type, in the event of a possible lack of liquidity in the market for acquisition of shares, and if shareholders are interested.

In relation to items “a”, “b” and “c”, the shareholders shall go to a Bradesco Branch.

After the term set forth for the adjustment of position, which will take place on June 8, 2009, the possible fractions of shares will be separated, grouped in whole numbers and sold in an Auction to be held on BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange, on June 24, 2009, and the respective amounts shall be at the disposal of shareholders entitled to them, as of July 20, 2009 on, restated by the SELIC rate or other index that replaces it, since June 29, 2009, financial settlement date of the Auction.

For the holders of rights, the Company shall:

a) assign credit for those who are in its records as checking account holders in a Financial Institution;
b) pay BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange, which will transfer the respective amounts to the holders of rights registered in its records, by means of its Custody Agents.

Those who do not hold a checking account in a Financial Institution, but have their data in Bradesco’s registrations updated, will be notified and shall go to a Bradesco Branch of their choice, with their identity card, to receive the amount they are entitled to.

For unidentified or not located shareholders, the respective amounts will be at their disposal at the Company, and, when required, will be paid restated by the SELIC rate or other index that replaces it, since June 29, 2009, financial settlement date of the Auction.

Simultaneously to the operation in the Brazilian Market, also in compliance with the same terms, the same procedure will be adopted in the Foreign Market, for the assets traded in New York – USA and Madrid – Spain.

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Further needed clarifications may be obtained through:

• the e-mail investidores@bradesco.com.br;
• the Investor Relations Website – www.bradesco.com.br/ir;
• Bradesco Branch Network;
• telephone 0800 704 0200 (free call);
• Bradesco S.A. Corretora de Títulos e Valores Mobiliários, Av. Paulista, 1.450, 7o andar, Bela Vista, São Paulo, SP, Phones (11) 2178.5757 / 2178.5722, or its Shares Room, as follows:

Belo Horizonte, MG – R. da Bahia, 951 - Phones (31) 3217-5449 / 5486

Brasília, DF – Qd. 504 - Bl. A - Asa Sul - Phones (61) 3226-8590 / 3223-4559

Campinas, SP – Av. Moraes Sales, 668 - Centro - Phones (19) 3735-1300 / 1373

Curitiba, PR – R. Monsenhor Celso, 50 - Phones (41) 3223-3118 / 5586

Florianópolis, SC – Praça 15 de Novembro, 298 - Centro - Phones (48) 3216-8342 / 8359

Fortaleza, CE – Av. Santos Dumont, 2.834 - Phones (85) 3268-2120 / 3795

Porto Alegre, RS – Av. Independência, 1.325 - Phones (51) 3222.3363 / 3230

Rio de Janeiro, RJ – R. Visconde de Pirajá, 216 - Phones (21) 2287-1340 / 1640

Salvador, BA - Av. Antonio C. Magalhães, 3752 - Phones (71) 3351-6195 / 7642

São José do Rio Preto, SP – R. Bernardino de Campos, 3238 - Centro - Phones (17) 3232-6913 / 2983

São Paulo
Av. Ipiranga, 210 - 1ª Sl. - Centro - Phones (11) 3235-9672 / 9682

Av. Brasil, 1.122 - Phones (11) 3068-2619 / 2616

Av. Prof. Luciano Gualberto, 630 - 1ª Sl. – Cid. Universitária - Phones (11) 3034-0158 / 3522

R. Cardoso de Almeida, 211 - Phones (11) 3675-1587 / 2256

Av. Brigadeiro Faria Lima, 2.785 - Phones (11) 3031-1379 / 2435

R. Emília Marengo, 664 - Jardim Anália Franco - Phones (11) 2076-0880 / 2268-0127

Uberlândia, MG - Av. Afonso Pena, 945 - Phones (34) 3235-5899 / 0415

• Ágora Corretora de Títulos e Valores Mobiliários S.A.:

Rio de Janeiro – Praia do Botafogo, 300, 6o andar – Phone (21) 2529.0800

São Paulo – R. Leopoldo Couto Magalhães Jr., 758, 1o andar, Itaim Bibi – Phone (11) 3709.2700

Cidade de Deus, Osasco, SP, April 7th, 2009

Banco Bradesco S.A.

Milton Almicar Silva Vargas
Executive Vice President and
Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2009

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.